S

06023760

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

P.E. 12-31-04

SEC MAIL PROCESSING SECTION RECEIVED FEB 02 2006 WASH. D.C. 213

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2004

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ____________________

Commission File Number 333-13000

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR
EMPLOYEES OF THE ICI GROUP IN PUERTO RICO
(the "Plan")
c/o Law Department
ICI GROUP SERVICES INC.
10 Finderne Avenue
Bridgewater, NJ 08807

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
20 Manchester Square
London W1U 3AN

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
- December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits
- For Year Ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
- December 31, 2004

KPMG

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Table of Contents

KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Retirement Savings Plan for Employees of the ICI Group in Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico (formerly, the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 and the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

December 22, 2005

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

		2004	2003
Investments, at fair value:			
Investments in ICI Master Trust (note 5)	$	3,516,336	3,022,347
Participant loans (note 3)		360,451	364,464
Total investments		3,876,787	3,386,811
Receivables:			
Participant contributions		—	25,419
Employer contributions		—	32,027
Other		—	2,832
Total receivables		—	60,278
Net assets available for benefits	$	3,876,787	3,447,089

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2004 and Period ended December 31, 2003

	2004	2003
Additions:		
Contributions:		
Participants	$ 225,651	—
Employer	247,579	—
Rollovers	14,763	—
Total contributions	487,993	—
Participant loan interest income	16,652	—
Net investment income in Master Trust (note 5)	292,520	7,517
Transfers from other plans (note 1)	1,280	—
Other Income	(2,832)	—
Total additions	795,613	7,517
Deductions:		
Distributions to participants or beneficiaries	365,915	—
Net increase in assets available for benefits	429,698	7,517
Net assets available for benefits:		
Beginning of period	3,447,089	3,439,572
End of period	$ 3,876,787	3,447,089

See accompanying notes to financial statements.

(1) Description of the Plan

(a) General

The following description of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico (formerly, the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico) (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan covers nonunion employees of The Glidden Company (Glidden) and ICI Paints (Puerto Rico) Inc., who reside in Puerto Rico and performed substantially all their services for either company in Puerto Rico. The plan sponsor is ICI Paints (Puerto Rico) Inc. (the Company), and Glidden is a participating employer.

The Plan is an individual account defined contribution plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

The Plan assets are held in trust by Banco Santander pursuant to a trust agreement between the Company and Banco Santander. All plan assets held in trust by Banco Santander (other than Plan loans) are invested in the ICI Master Trust. Fidelity Management Trust Company is the Trustee of the ICI Master Trust, which holds the assets of a number of defined contribution plans sponsored by subsidiaries and affiliates of ICI American Holdings Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Background

The Savings and Investment Plan For Employees of the ICI Group in Puerto Rico was spun off from the Retirement Savings and Investment Plan of ICI Paints and established as a separate plan on July 1, 2000. Effective January 1, 2002, the Plan was renamed the Retirement Savings Plan For Employees of the ICI Group in Puerto Rico.

Effective January 1, 2004, the plan year was changed to the calendar year. December 31, 2003 was a one day plan year.

(c) Contributions

Eligible employees can contribute up to 10% of compensation on a pretax basis through monthly payroll deductions, subject to relevant Internal Revenue Code of Puerto Rico (PR Code) limitations. Before-tax contributions made to the Plan are matched by the Company on a dollar-for-dollar basis up to the first 3% of a participant's contributions. Eligible employees may also contribute up to 10% of eligible compensation on an after-tax basis.

The Company may also contribute an additional "Make Up Matching" contribution to eligible participants of the Plan. The plan administrator first determines the matching contributions made to the participant's account during the plan year. The plan administrator then determines the hypothetical year-end match based upon the participant's total before-tax contributions for the year and his/her eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to a maximum of 3% of eligible compensation. The difference, if any, between the actual before-tax matching contribution and the hypothetical year-end match is the "Make Up Matching" contribution.

Effective April 1, 2002, a participant who is not eligible to participate in a defined benefit pension plan of the ICI Group will be eligible for a retirement contribution unless (i) he agrees in writing that he is not eligible or (ii) he is a member of a collective bargaining unit that has not negotiated the retirement contribution. The retirement contribution is 4%. Retirement contributions are not withdrawable prior to termination of employment, are not eligible for loans and are not counted to determine the amount available for a loan.

The Plan also provides for a discretionary business contribution of zero to 5% of eligible compensation in whole percentage increments. The business contribution is a function of the business performance of the Decorative Business unit of which the Stores Division is a sub unit. To date, no business contribution has been paid. A participant must be actively employed on the last day of the plan year to receive a business contribution if one is declared for a year. The Plan was amended to eliminate the business contribution for 2004 (e.g., based on 2003 compensation) and subsequent years.

(d) Vesting

Participants are 100% vested at all times in the value of their before-tax and after-tax contributions, the Company's matching contributions, and income or loss thereon. Retirement Contributions vest upon completion of five years of vesting subject to the break in service rule.

Forfeitures represent the unvested portion of employer contributions. Forfeitures result from the termination of a participant prior to becoming 100% vested in the Retirement Contribution. Forfeitures are used to offset Retirement Contributions. For the year ended December 31, 2004 and the period ended December 31, 2003, forfeitures were $1,675 and $0, respectively.

(e) Benefit Payments

Prior to termination of employment and age 59½, participants may withdraw their after-tax employee contributions and related investment income (loss), if any, on such contributions subject to Plan limitations and restrictions. After age 59½, participants may elect to withdraw all or part of their account prior to termination of employment.

Upon termination of employment, or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participants' meeting certain criteria, as defined in the Plan, may elect installment payment options.

(f) ***Investment Options***

Contributions and balances were invested at the election of the participant in one or more of the following funds:

- ***ICI Long-Term Income Fund***

  This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds, or bond portfolios. The fund's rate of return is a blended rate that varies based on the underlying investments.

- ***Fidelity Balanced Fund***

  This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests 25% of assets in fixed income senior securities, including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

- ***Mellon Capital Asset Allocation Strategy Fund***

  The Mellon Capital Asset Allocation Strategy, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment manager.

- ***Fidelity Equity Income Fund***

  This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt securities. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

- ***Fidelity U S Equity Index Pooled Fund***

  This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

- ***Fidelity Magellan Fund***

  This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of investments over the long term through capital appreciation.

- ***Fidelity Aggressive Growth Fund***

  This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of investment over the long term through capital appreciation.

- ***T. Rowe Price Small Cap Stock Fund***

  This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

- ***American Funds Europacific Growth Fund***

  This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-US companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange rate fluctuations and the action of foreign governments.

- ***ICI Company Stock Fund***

  Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock Exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. This fund has the greatest investment risk since it is invested primarily in one security.

- ***Vanguard Total Bond Market Index Fund***

  This fund normally invests at least 80% of assets in bonds listed on the index. It attempts to keep its portfolio weightings in line with the weightings of the index.

- ***Delaware Trend Instrument Fund***

  This fund is a growth mutual fund that invests primarily in common stocks of emerging growth-oriented domestic and foreign companies. The objective of the fund is to increase the value of investments through capital growth.

- ***Fidelity Freedom Income Fund***

  This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

- ***Fidelity Freedom 2010***

  This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2010 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2010.

- ***Fidelity Freedom 2020***

  This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2020 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2020.

- ***Fidelity Freedom 2030***

  This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2030 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

- ***Fidelity Freedom 2040***

  This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2040 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2040.

For more information on investments, the prospectus of the applicable fund should be consulted.

(g) Disability

If a participant eligible for retirement contributions becomes disabled with less than five years of vesting, he or she will vest in his retirement contributions and earnings. If a participant eligible for retirement contributions becomes disabled after completing five years of vesting, he or she shall continue to receive retirement contributions until the earlier of the date he or she ceases to be disabled or age 65.

(h) Plan Mergers, Transfers, Corporation Actions

There were $1,280 and $0 of transfers into the plan during the December 31, 2004 and 2003 fiscal year and period, respectively.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Plan Assets and Income Recognition

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Security transactions are recorded on the trade date. Gains or losses on securities sold are based on average cost.

(c) Administrative Expenses

Generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary Capital Management's investment advisory fees are charged to the ICI Long-Term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(d) Participant Withdrawals

Payments to participants in the form of a withdrawal or distribution are recognized as a reduction of plan assets when paid by the trustee.

(e) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the making of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(f) Risk and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund investment objectives, stock markets, bond market performance, interest rates, economic conditions, exchange rates, and world affairs.

(3) Loans to Plan Participants

Loans from the Plan may only be made to participants who are "parties in interest" within the meaning of ERISA Section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may, however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code § 414(1), provided that a participant with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. A participant may borrow up to the lesser of $50,000 (reduced by the highest loan balance in the preceding 12 months) or 50% of his vested account balance (excluding retirement contributions and earnings thereon). Loans under $500 are not permitted. Loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Loans are generally for a term of five years. The term of a loan for the purchase of a principal residence is up to 25 years. Participant loans issued during the year ended December 31, 2004 and the period ended December 31, 2003 carried an interest rate between 5.00% and 5.75%.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their retirement contributions and earnings thereon.

(5) Investments in Master Trust

At December 31, 2004 and 2003, the Plan's investments (excluding participant loans) were held in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by plan in each fund.

(Continued)

The following table presents the fair value of investments in the Master Trust at December 31, 2004 and 2003:

		2004	2003
ICI Long Term Income Fund	$	301,942,550	306,927,596
Mellon Capital Asset Allocation Strategy Fund		18,939,548	17,074,989
Delaware Trend Instrument Fund		13,315,241	9,002,634
T. Rowe Price Small Cap Stock Fund		42,201,222	30,145,975
American Funds Europacific Growth Fund		29,146,502	18,140,427
ICI Company Stock Fund		18,822,097	16,960,744
Fidelity Magellan Fund		150,392,523	158,098,600
Fidelity Equity Income Fund		73,073,247	64,778,244
Fidelity Balanced Fund		41,400,084	34,864,620
Fidelity Aggressive Growth Fund		17,166,446	18,694,521
Fidelity US Equity Index Pooled Fund		55,352,224	49,683,296
Vanguard Total Bond Market Index Fund		12,571,554	12,192,751
Fidelity Freedom Income Fund		1,329,389	1,167,849
Fidelity Freedom 2010		2,832,667	2,031,382
Fidelity Freedom 2020		2,550,744	1,641,347
Fidelity Freedom 2030		1,596,809	787,252
Fidelity Retirement Money Market Fund		350,873	347,156
Fidelity Freedom 2040		1,753,802	497,555
	$	784,737,522	743,036,938
Plan's proportionate share		0.4%	0.4%

(Continued)

Net increase (decrease) in fair value by investment for the year ended December 31, 2004 and the period ended December 31, 2003 is as follows:

	2004	2003
ICI Long Term Income Fund	$ (4,985,046)	(1,912)
Mellon Capital Asset Allocation Strategy Fund	1,864,559	(326,984)
Delaware Trend Instrument Fund	4,312,607	(43,589)
T. Rowe Price Small Cap Stock Fund	12,055,246	(1,810,112)
American Funds Europacific Growth Fund	11,006,076	(428,613)
ICI Company Stock Fund	1,861,353	95,346
Fidelity Magellan Fund	(7,706,077)	299,623
Fidelity Equity Income Fund	8,295,003	174,698
Fidelity Balanced Fund	6,535,464	6,188
Fidelity Aggressive Growth Fund	(1,528,075)	(162,647)
Fidelity US Equity Index Pooled Fund	5,668,928	345,494
Vanguard Total Bond Market Index Fund	378,803	(56,154)
Fidelity Freedom Income Fund	161,540	1,053
Fidelity Freedom 2010	801,285	1,883
Fidelity Freedom 2020	909,397	34,124
Fidelity Freedom 2030	809,557	2,874
Fidelity Retirement Money Market Fund	3,717	201
Fidelity Freedom 2040	1,256,247	658
Total net increase (decrease) in fair value of investments	$ 41,700,584	(1,867,869)

Net investment income (loss) in the ICI Master Trust for the year ended December 31, 2004 and the period ended December 31, 2003 is as follows:

	2004	2003
Investment income (loss) :		
Interest income and dividends	$ 24,479,888	1,337,071
Net appreciation (depreciation) in fair value of stock funds	9,245,302	(143,417)
Net appreciation in fair value of mutual funds	29,734,054	532,902
	$ 63,459,244	1,726,556
Plan's proportionate share	0.5%	0.4%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds.

(6) Related-Party Transactions

At December 31, 2004 and 2003, the Plan had a 0.93 % and 0.70 %, respectively, beneficial interest in the ICI Company Stock Fund (an investment fund of the ICI Master Trust), which holds ICI ADRs as its principal investment.

(Continued)

Certain plan investments are invested in Fidelity funds. Fidelity is the Trustee of the Plan, and as such, these transactions qualify as party-in-interest.

(7) Puerto Rico Income Tax Status

The Plan obtained a determination letter dated February 17, 2004, in which the Puerto Rico Department of Revenue stated that the Plan, as then designed, was in compliance with the applicable requirements of the PR Code. In the opinion of the plan administrator, the Plan and its underlying trust have been operated substantially in accordance with the terms of the Plan, as amended and restated, and remain qualified under the applicable provisions of the PR Code.

(8) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1934 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of the date of this report, the Plan has not made such filing.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Issuer	Description of investment	Cost	Current value
* Participant loans	Interest rates ranging from 5.0% to 10.5%	$ —	360,451

* Party-in-interest, not prohibited by ERISA.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Retirement Savings Plan For Employees of the ICI Group In Puerto Rico

Date: February 2, 2006

By: Thomas M Hudson
Designated Representative

w:\Law\Gen\Tmh\11Ks\Puerto Rico RSP YE 123104.doc

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

Employee Benefits Investment Committee
ICI American Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13000) on Form S-8 of Imperial Chemical Industries PLC of our report dated December 22, 2005, with respect to the statements of net assets available for benefits of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico (formerly, the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico) as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and the period ended December 31, 2003, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico.

KPMG LLP

Short Hills, New Jersey
January 27, 2006